# Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


06016325

16 August 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

SUPPL

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
AUG 28 2006
THOMSON
FINANCIAL

# Cue Energy Resources Limited

A.B.N. 45 066 383 971

## *RELEASE*

### ***Wortel -1 Begins Drilling***

Cue is pleased to announce that the Wortel -1 well began drilling on 16 August 2006.

The well is located in the Sampang Production Sharing Contract, offshore East Java, Indonesia, in 42 metre water depth, approximately 7km west of the Oyong oil and gas field.

Wortel-1 will be drilled as a vertical well to test the equivalent limestone reservoir to the Oyong field in a fault dependent structural closure. The well will be drilled to approximately 1500m sub-sea and is expected to take 20 days.

Participants in the Sampang PSC are:

| | |
|---|---|
| Santos (Sampang) Pty Ltd | 40.5% (Operator) |
| Singapore Petroleum Sampang Ltd | 36% |
| Cue Sampang Pty Ltd | 13.5% |
| PT Petrogas Oyong Jatim* | 10% |

*Subject to finalization.

Location map is attached.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

16 August 2006



113°00'E
113°30'E
114°00'E
Java Sea
JS 19-1
KE 30-1
KE Field
JS 26N-1
Sergang-1
Sumberlantang 1
Arnih Rancak 1
Tanjung-001
Bujur Tengah-1
Bujur Timur-1
Durbuk-1
Gunung Kembar-1
Mandala-1
Sumenep-1
Prancak-1
Geger (Java)-1
Bangkalan
Lerpak Field
Konang-1
Jambu-1
Madura
Kecodur Barat 1
Sumenep
Kertegeneh Field
Puteran
Pamekasan
Sampang
Camplong-1
Gugul-1
Surabaya
Kruka Field
Kuti Field
Wortel-1 Proposed Location
Wortel
Oyong Field
Raja
Genteng
MW-1
9 200 000mN
Madura Offshore PSC
Sampang PSC
Herbras-1
MS1-1
BD Field
KE-11A
Ang-1
Ang Utr-1
Ang-3
Ang-2
Mng-1
Jeruk
Dukuh-1
KE-11E
Jeruk Field
Maleo Field
CD-1
XX-1st
Nyari-1
MDB-1
KE-11C
KE-11HA
KE-11G
Porong-1
28" Diameter Pipeline
Pasuruan
Madura Strait
0
10
20
Kilometres
LEGEND
Oil Field
Gas Field
Grati
Probolinggo
750 000mE
Besuki
MALAYSIA
Sumatra
INDONESIA
Java
Location